

November 29, 2016

VIA ELECTRONIC MAIL

Doug Hodgson
Counsel
711 High Street
Des Moines, IA 50392-0300

    Re: <u>Principal Life Insurance Company Separate Account B</u>
           Principal Life Insurance Company
           Principal Lifetime Income Solutions II Variable Annuity
           File Nos. 333-213890 and 811-02091

           Registration Statement on Form N-4

Dear Mr. Hodgson:

      The staff reviewed the above-referenced initial registration statement, which the Commission received on September 30, 2016. We have given the registration statement a full review. Unless noted otherwise, item references are to the item numbers set forth in Form N-4. Based on our review, we have the following comments.

GENERAL

1. Please confirm that the date of the prospectus will be the same as or about the date of effectiveness.

2. Please confirm supplementally that the contract name on the front cover page of the prospectus is and will continue to be the same as that associated with the EDGAR class identifier.

3. Please advise supplementally whether there are any types of guarantees or support agreements with third parties to support any of the Company's guarantees under the Contract or whether the Company will be solely responsible for payment of Contract benefits.

4. Please confirm terms are used consistently throughout the registration statement. *e.g.*, p. 45, "Contract accumulated value" and "accumulated value;" "disability" (p. 54, 56) and "total and permanent disability" (p. 21).

ACCOUNTING

5. The prospectus states that financial statements of the separate account and depositor are included in the SAI and incorporated by reference, but the SAI indicates that the financial statements are N/A and Part C indicates "None." Please file the financial statements by amendment.

6. Please file the independent accountant's consent as an exhibit to the registration statement.

PROSPECTUS

Glossary:

7. (p. 6) The definition of "notice" includes "any form of communication." Under the definition, please disclose how owners may reach Principal Life Insurance Company electronically.

Summary of Expense Information:

8. As part of a pre-effective amendment, please include a template for the GMWB Charges and Percentages Supplement.

9. (p. 9) In the first paragraph, please bold or underline the following disclosure, for prominence. "For that reason, it is important you have the GMWB Charges and Percentages Prospectus Supplement ("GMWB Charges and Percentages Supplement") with the most current GMWB Charges as of the date you sign the application."

10. (p. 10, Example) Please confirm that the fee table and example are complete and accurate.

Summary:

11. Investment Limitations (p. 12): The third set of bullet points introduces the term, "the divisions." Please define this term.

12. Death Benefit (p. 14): Please explain the following disclosures (emphasis added):

    a. "If no election is made within *the required period of time . . . .*"

    b. "Once the money is *paid to the applicable state . . . .*"

The Contract:

13. (p. 15 - 16, Premium Payments) The ninth bullet point discloses that Principal Life reserves the "right to increase the minimum amount for each premium payment with

advance notice." Please disclose the length of advance notice that will be provided. Please also delete twelfth bullet point, as it repeats the ninth.

14. (p. 16 – 17, Investment Plus Variable Annuity GMWB Exchange Offer) Please revise the fourth bullet point so that it reads: "The exchange offer is available in your state."

Charges and Deductions:

15. (p. 21, When Surrender Charges Do Not Apply) Please add parentheses around "9" in the third bullet point. The disclosure should read "Section 401(a)(9)."

16. (p. 23, GMWB Charges for Rider Benefits)

   a. The fifth paragraph on page 23 references a "non-valuation date." If appropriate, please define the term or consider changing the term to "a date that is not a valuation date." "Valuation date" is defined in the glossary. (*See* p. 7)

   b. The sixth paragraph references the quarterly maximum charge: 0.5000%. Please disclose the maximum quarterly charge in footnote 2 to the fee table on page 9.

DCA Plus Accounts:

17. (p. 24) Please remove the following disclosure from the first paragraph: "As a result the SEC has not reviewed the disclosures in this prospectus relating to the DCA Plus accounts."

18. (p. 24) Please disclose how to obtain the current rates.

Living Benefit – Guaranteed Minimum Withdrawal Benefit (GMWB):

19. (p. 28, GMWB Investment Options)

   a. Please bold or underline the following disclosure for prominence: "For more information about each of these investment options, see the underling mutual fund's prospectus provided with this prospectus."

   b. Please define "GMWB Model." The term is introduced on page 27.

20. (p. 28, Overview of Target Income Protector and Flexible Income Protector GMWB Riders)

   a. Please disclose that owners may opt out of the "Step-up feature."

   b. Please use terms consistently throughout the prospectus. *e.g.*, "Withdrawal benefit base" and "For Life withdrawal benefit base."

21. (p. 29, Withdrawal Benefit Payment) The last sentence in the paragraph preceding the subheading "GMWB Bonus – only applicable for Target Income Protector rider" on page 30, includes an example. Please disclose whether, under this example's facts, the For Life withdrawal benefit payments would be positively or negatively impacted.

22. (p. 30, GMWB Bonus – only applicable for Target Income Protector rider)

    a. Please define "applicable Contract anniversary." (See also Target Income Protector Rider Summary, p. 37)

    b. If the rider cannot be added after the contract issue date, please remove the third paragraph of this subsection.

23. (p. 31, GMWB Step Up)

    a. The third paragraph of this subsection references the "then current rider charge." Please explain this term for clarity.

    b. The third paragraph also notes: "We will send you advance notice if the charge for your rider will increase in order to give you the opportunity to opt out of the GMWB Step-Up feature." Please disclose the amount of advance notice to be provided.

24. (p. 31, GMWB Percentages) Please disclose whether GMWB Charges and Percentages Supplements are available on Principal's website and, if so, identify the website. Please provide the correct 1933 Act file number (333-213890).

25. (p. 32, GMWB Submission Guidelines) Please provide examples of circumstances where "GMWB Submission Guidelines" may be waived.

26. (p. 33, Effect of Withdrawals) Please add "of the Code" when "72t" is first referenced in the fourth paragraph.

Transfers and Surrenders:

27. (p. 39, Unscheduled Transfers) In the second bullet point, if appropriate, please disclose that the request must be received in "good order." *See also* "Surrenders," p. 40. ("Surrender values are calculated using the price next determined after we receive your request.")

28. (p. 39, Unscheduled Transfers) Please revise this section so that it is consistent with the disclosure in the fee table on page 8.

29. (p. 39, Scheduled Transfers) Please disclose whether these transfers are included in the twelve free transfers disclosed in the fee table.

30. (p. 41, Surrenders) You make reference to "collateral assignees" and "irrevocable beneficiaries." Please explain and/or define these terms in the disclosure.

The Annuitization Period:

31. (p. 42, Annuity Benefit Payment Options) The last sentence of the fourth paragraph states, "Other annuity benefit payment options may be available without this guaranteed basis." Please disclose the circumstances in which these annuity benefit payment options may be available. *See also* p. 43, "Other annuity benefit payment options may be available without the minimum annuity benefit payment amount guarantees described in the Contract."

Death Benefit:

32. (p. 46, Contract Accumulated Value is Greater than Zero)

    a. The chart's introductory paragraph states, "If the GMWB rider is terminated prior to the death, replace GMWB Death Benefit in the tables with Standard Death Benefit." Please consider adding a separate table for clarity using "Standard Death Benefit."

    b. Row 2, Column 3 ("Then…") includes extra punctuation following bullet point b.

Federal Tax Matters:

33. (p. 54) The two paragraphs beginning "Generally, unless the beneficiary elects otherwise . . ." and "If your designated beneficiary is your surviving spouse . . ." are repeated twice on this page. Please revise as appropriate.

APPENDIX A

34. Please revise the second bullet point on page 64 to read, "The exchange offer is available in your state."

APPENDIX E

35. Please confirm Example 4 (p. 86) and Example 5 (p. 87). The accumulated value is listed as both $62,500 and $60,000.

ADDITIONAL COMMENTS

36. Financial Statements, Exhibits, and Certain Other Information

    Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

<p style="text-align:center">***</p>

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Responses to these comments should be made in a letter addressed to me and filed as EDGAR correspondence and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please indicate that in the letter and explain your position.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, the registrant and its underwriter must both request that the effective date of the registration statement be accelerated.

If you have any questions, you are welcome to call me at (202) 551-7692.

Sincerely,

/s/ Kathryn Hinke

Kathryn Hinke
Attorney-Adviser
Disclosure Review and Accounting Office